FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 3, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro Companhia Brasileira de Propriedades Agrícolas
Publicly-Held Company
Corporate Taxpayer s ID (CNPJ/MF): 07.628.528/0001-59
Company Registry (NIRE): 35.300.326.237

SAO PAULO, Apr. 2, 2014

BrasilAgro Cia Brasileira de Propriedades Agrícolas (Bovespa: AGRO3 | NYSE: LND) informs that its 2012/2013 Annual Report on Form 20-F was filed on October 31, 2013 with the US Securities and Exchange Commission. This document is available on BrasilAgros's website (www.brasil-agro.com). To access, click on the link below:

Form 20-F

Pease follow the link below to view our SEC filings. http://www.brasilagro.com/brasilagro2011/web/conteudo_en.asp?idioma=1&conta=44&tipo =44630

BrasilAgros's security holders (including holders of BrasilAgro's American Depositary Receipts) may receive a hard copy of these documents, which contains BrasilAgro's complete audited financial statements, free of charge, upon request. For a copy of this report, requests should be directed to:

Ana Paula Zerbinati Ribeiro
Investor Relations
Av. Brigadeiro Faria Lima 1,309 - 5th Floor
01452-002 - São Paulo, SP - Brazil
phone: + 55 11 3035-5374
Email: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April [3], 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: April [3], 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer